NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Dr. Burkhard Dressler Appointed Vice-President, Chief Geologist

TSX Venture Exchange
Trading Symbol "NVE"

[redacted]

03037069

SUPPL

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

October 22, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce the appointment of Dr. Burkhard Dressler, a highly respected Canadian geoscientist, to the newly created position of Vice President and Chief Geologist. Dr. Dressler was a key member of Novawest's highly successful Raglan exploration team, which explored the Company's Raglan Assemblage in 1998 and 2003. He will be instrumental in the Company's continued exploration projects.

Dr. Burkhard Dressler received his degrees in Munich, Germany specializing in petrology/petrography (major) and economic geology/geophysics (minor). He carried out his Ph.D. fieldwork in the Precambrian Shield of central Quebec. Dr. Dressler has more than 33 years of geological experience including 5 years with the Ministeere des Richesses naturelles, Province of Quebec, 20 years with the Ontario Geological Survey ("OGS"), and 3 ½ years with the Lunar and Planetary Institute, Houston, Texas. The results of Dr. Dressler's work for the Ministere des Richesses naturelles, are published in a detailed final report entitled La Fosse du Labrador, Rapport Geologique. Dr. Dressler's wealth of experience of mapping and geological investigations includes 15 years in the Sudbury Structure and specifically the Sublayer and footwall rocks of the Sudbury Igneous Complex. It is these rocks units where the world-renowned Nickel-Copper-PGM-Cobalt deposits of the Sudbury mining camp occur. Dr. Dressler's studies and works have been published in many of the most recognized publications including 3 chapters of the Ontario Geological Survey's Special Volume No. 1 entitled "The Geology and Ore Deposits of the Sudbury Structure". While with the OGS, Dr. Dressler supervised the Proterozoic Subsection involving up to 10 geological field crews and during his final 5 years with the OSC, Dr. Dressler was the Chief Geologist and Section Chief of the OGS's Precambrian Geoscience Section and supervised a group of up to 60 staff members.

Due to his experience in the Sudbury area, in 1995 Dr. Dressler was invited by the NASA-funded Lunar and Planetary Institute to join a group of select scientists investigating meteorite impact craters on Earth and the other solid planets of our solar system. Dr. Dressler served with the Institute from March 1995 through March 1998 and again for several months in 2002 and 2003 investigating several terrestrial impact structures in Canada, such as the Sudbury Structure; the Haughton Crater, Devon Island, Canadian Arctic archipelago; Slate Island Structure, Ontario; and the Chicxulub impact structure, Yucatan, Mexico. In 2002/2003 Dr. Dressler worked out of the Johnson Space Center in Houston carrying out microprobe and SEM investigations of deep drill samples from the Chicxulub impact crater. In 2003 Dr. Dressler served as Chairman of the International Conference on Large Meteorite Impacts, which was held in Nordingen, Germany. Dr. Dressler has participated in field trips in North America, South Africa, Australia and Europe, including the Bushveld Complex in South Africa and the Stillwater Complex (Platinum Group Elements) in Montana. He speaks English, French and German.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien, President